K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

June 19, 2015

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Kenneth Ellington

Re:	John Hancock Group of Funds listed on Appendix A (each, a “Fund” and collectively, the “Funds”)

Securities and Exchange Commission (“SEC”) Staff Comments on Shareholder Reports

Dear Mr. Ellington:

On behalf of the Funds, we submit this letter in response to comments received by telephone from the staff of the SEC (the “Staff”) relating to shareholder reports filed by the Funds on Form N-CSR for the fiscal periods ended February 28, 2014, March 31, 2014, May 31, 2014, July 31, 2014, October 31, 2014, and December 31, 2014, as applicable (the “Shareholder Reports”).

For convenience, we have set forth each comment below, followed by the Funds’ response.

1.	Comment — In the EDGAR submission of the Shareholder Report for Funds with a fiscal year end of October 31, e.g., John Hancock Greater China Opportunities Fund, a series of John Hancock Investment Trust III, the fiscal year end was stated incorrectly as December 15, 2014. In future filings on Form N-CSR, please state the correct fiscal year end for the reporting Fund.

Response — Each Fund will state its correct fiscal year end in the EDGAR submission for future shareholder reports filed on Form N-CSR.

2.	Comment — Please explain why the “Distribution of income and gains” section of the “Notes to financial statements” in the Shareholder Reports for each of John Hancock Collateral Investment Trust, John Hancock Tax-Advantaged Global Shareholder Yield Fund, and John Hancock Income Fund, a series of John Hancock Strategic Series, does not disclose the tax basis of distributable earnings as of the most recent tax year on an accumulated basis, as required by the American Institute of Certified Public Accountants’ Audit and Accounting Guide for Investment Companies (the “Audit Guide”), paragraph 7.92.

Response — The above-referenced Funds had no distributable earnings as of the most recent tax year-end; accordingly, there were no distributable earnings to report. For Funds with no distributable earnings at period end, we will consider including a statement disclosing that there are no distributable earnings at period end in future reports. In accordance with the Audit Guide requirement, capital loss carryforwards and unrealized appreciation (depreciation) were disclosed for each of these Funds.

3.	Comment — The Staff notes that in September 2014, John Hancock Financial Opportunities Fund provided its shareholders with a notice in accordance with Section 19(a) of the Investment Company of 1940, as amended (the “1940 Act”), stating that a portion of the Fund’s distribution consisted of a return of capital. Please confirm whether this return of capital was paid. If so, please explain why the return of capital was not reflected in the following sections of the Fund’s Shareholder Report:

Page 2 June 19, 2015

“Statements of changes in net assets,” “Financial highlights,” and “Distribution of income and gains” in the “Notes to financial statements.”

The Staff further notes that information regarding this return of capital payment is not included on the Fund’s website. Please identify clearly any return of capital distributions in the distribution history section of the Fund’s website.

Response — John Hancock Financial Opportunities Fund did not pay a return of capital during the year ended October 31, 2014. The above-referenced 19(a) Notice states:

The amounts and sources of distributions reported in this notice are estimates, are not being provided for tax reporting purposes and may later be determined to be from taxable net investment income, short-term gains, long-term gains (to the extent permitted by law), and return of capital. The actual amounts and sources for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of the fiscal year and may be subject to changes based on tax regulations.

As the tax review of this Fund is completed as of October 31, 2014 (fiscal year end), and the character of distributions is reported to shareholders on a calendar year basis (as of December 31, 2014) on Form 1099-DIV, the character of these distributions changed after the 19(a) Notice was provided to shareholders. All amounts distributed were determined to be from either net investment income or long-term capital gains. The Fund did not distribute a return of capital, so no financial statement or website adjustment is necessary.

4.	Comment — The Staff notes that in October 2014, John Hancock Premium Dividend Fund provided its shareholders with a notice in accordance with Section 19(a) of the 1940 Act stating that a portion of the Fund’s distribution consisted of a return of capital. Please confirm whether this return of capital was paid. If so, please explain why the return of capital was not reflected in the following sections of the Fund’s Shareholder Report: “Statements of changes in net assets,” “Financial highlights,” and “Distribution of income and gains” in the “Notes to financial statements.”

The Staff further notes that information regarding this return of capital payment is not included on the Fund’s website. Please identify clearly any return of capital distributions in the distribution history section of the Fund’s website.

Response — John Hancock Premium Dividend Fund did not pay a return of capital during the year ended October 31, 2014. See response to Comment 3, above: the same situation occurred. The 19(a) Notice for the Fund stated:

The amounts and sources of distributions reported in this Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.

As a result of the Fund’s investment experience during the remainder of its fiscal year, the Fund did not distribute a return of capital. Accordingly, no financial statement or website adjustment is necessary.

5.	Comment 5 — The Staff notes that in June 2014 and September 2014, John Hancock Tax-Advantaged Global Shareholder Yield Fund provided its shareholders with notices in accordance with Section 19(a) of the 1940 Act of estimated returns of capital of $0.0651 and $0.2058, respectively. The Staff further notes that footnote 2 in both notices states “[o]n a tax basis, the estimated components of the current distribution and cumulative distribution would include an estimated return of capital of $0.0000 (0%) and $0.0000 (0%), respectively.” Please clarify whether the return of capital distributions of

Page 3 June 19, 2015

$0.0651 and $0.2058 described in these notices were paid. If so, please explain why these return of capital distributions were not reflected in the following sections of the Fund’s Shareholder Report: “Statements of changes in net assets,” “Financial highlights,” and “Distribution of income and gains” in the “Notes to financial statements.”

The Staff further notes that information regarding these return of capital payments is not included on the Fund’s website. Please identify clearly any return of capital distributions in the distribution history section of the Fund’s website.

Response — John Hancock Tax-Advantaged Global Shareholder Yield Fund did not pay a return of capital during the year ended October 31, 2014. Footnote 2 is included in the referenced Notices to disclose estimated tax basis of distributions, whereas the tables in the Notices present book basis of distributions. As the Fund made no return of capital distribution for the year ended October 31, 2015, no financial statement or website adjustment is necessary.

6.	Comment — The Staff notes that the prospectus for John Hancock New York Tax-Free Income Fund, a series of John Hancock Tax-Exempt Series Fund, states that the Fund “may invest up to 33% of its net assets in bonds rated as low as BB by S&P or Fitch or Ba by Moody’s or their unrated equivalents.” Please explain why the Fund’s Shareholder Report for the period ended May 31, 2014 states that the Fund held 1.6% of its net assets in bonds rated CCC as of period end.

Response — Effective as of February 15, 2015, John Hancock New York Tax-Free Income Fund merged into John Hancock Tax-Free Bond Fund, a series of John Hancock Municipal Securities Trust.

7.	Comment — The Staff notes that the prospectus for John Hancock California Tax-Free Income Fund states that the Fund “may invest up to 20% of its net assets in junk bonds rated BB by Standard & Poor’s Ratings Services (S&P), Fitch Ratings (Fitch), or Ba by Moody’s Investors Service, Inc. (Moody’s) or their unrated equivalents.” Please explain why the Fund’s Shareholder Report for the period ended May 31, 2014 states that the Fund held 3.5% of its net assets in bonds rated B as of period end.

Response — The Fund notes that the minimum credit quality standards stated above are applied at the time that the Fund purchases a debt security. The Fund confirms that the credit rating of the bonds rated B as of May 31, 2014 were rated BBB at the time of purchase, in compliance with the Fund’s minimum credit quality standards stated above, but subsequently had been downgraded.

8.	Comment — The Staff notes that each of the following Funds held over 25% of its assets in a particular sector as of the end of the period covered in the Shareholder Report reviewed, as shown in the following table. The Staff further notes that the prospectuses of these Funds only address sector risk in a generic fashion. As the Staff considers a Fund’s investment of over 25% of assets in a particular sector to be a “significant investment,” please disclose in the Fund’s prospectus that investment in that sector (as shown below) is a principal investment strategy and disclose the corresponding risk of investing in that sector.

Fund	Sector	Amount
John Hancock Classic Value Fund, a series of John Hancock Capital Series	Financials	40%
John Hancock Collateral Investment Trust	Financials	45.3%
John Hancock Greater China Opportunities Fund, a series of John Hancock Investment Trust III	Financials	35.3%

Page 4 June 19, 2015

Fund	Sector	Amount
John Hancock Large Cap Equity Fund, a series of John Hancock Investment Trust	Financials	26.1%
	Information Technology	28%
John Hancock Small Cap Equity Fund, a series of John Hancock Investment Trust II	Information Technology	31.9%
John Hancock U.S. Global Leaders Growth Fund, a series of John Hancock Capital Series	Information Technology	30%
John Hancock Value Equity Fund, a series of John Hancock Investment Trust	Financials	29.5%

Response — We note that John Hancock Collateral Investment Trust has ceased operations, and, as a result, no changes will be made to that Fund’s prospectus.

Each of the other Funds listed in the table may from time to time focus on one or more market sectors as part of its principal investment strategies. A Fund’s investment in any particular sector depends, however, on market conditions and the expectation of positive returns for that sector. Accordingly, each such Fund retains the flexibility to change the allocation of its investment among market sectors depending on changes in these factors.

Where appropriate, a Fund will revise its prospectus to clarify its policy regarding investing in particular sectors in the next routine annual prospectus update. In addition, these Funds will consider appropriate revisions in the future on a case-by-case basis should investment strategies and policies change.

_____________________________________________________

The Staff has requested that the Funds provide the following representations in their response to the Staff’s comments:

In connection with the Shareholder Reports, each Fund acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in the Shareholder Reports;

2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Shareholder Reports; and

3.	The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * *

The Funds intend to include changes made in response to the comments set forth in this letter in future shareholder reports, registration statement updates, and website postings, as applicable. If you have any questions, please do not hesitate to contact me at (617) 261-3240 or Thomas Dee, Assistant Secretary of the Funds, at (617) 663-4311.

Sincerely,

/s/ George P. Attisano

George P. Attisano

Cc:	Thomas Dee Salvatore Schiavone

Page 5 June 19, 2015

APPENDIX A

JOHN HANCOCK GROUP OF FUNDS

811-03006	John Hancock Global Conservative Absolute Return Fund

811-03006	John Hancock Global Short Duration Credit Fund

811-03006	John Hancock Investment Grade Bond Fund

811-03006	John Hancock Focused High Yield Fund

811-03006	John Hancock Government Income Fund

811-05979	John Hancock California Tax-Free Income Fund

811-01677	John Hancock Classic Value Fund

811-01677	John Hancock U.S. Global Leaders Growth Fund

811-22303	John Hancock Collateral Investment Trust (no longer in operation)

811-02485	John Hancock Money Market Fund

811-08568	John Hancock Financial Opportunities Fund

811-21779	International Growth Equity Fund (no longer in operation)

811-21777	John Hancock Global Shareholder Yield Fund

811-21777	John Hancock International Allocation Portfolio

811-21777	John Hancock International Core Fund

811-21777	John Hancock International Growth Fund

811-04186	John Hancock Income Securities Trust

811-00560	John Hancock Balanced Fund

811-00560	John Hancock Global Opportunities Fund

811-00560	John Hancock Enduring Equity Fund

811-00560	John Hancock Seaport Fund

811-00560	John Hancock Small Cap Core Fund

811-00560	John Hancock Value Equity Fund

811-00560	John Hancock Large Cap Equity Fund

811-03999	John Hancock Financial Industries Fund

Page 6 June 19, 2015

811-03999	John Hancock Regional Bank Fund

811-03999	John Hancock Small Cap Equity

811-04630	John Hancock Greater China Opportunities Fund

811-04173	John Hancock Investors Trust

811-05968	John Hancock High Yield Municipal Bond Fund

811-05968	John Hancock Tax-Free Bond Fund

811-21131	John Hancock Preferred Income Fund

811-21202	John Hancock Preferred Income Fund II

811-21287	John Hancock Preferred Income Fund III

811-05908	John Hancock Premium Dividend Fund

811-02402	John Hancock Sovereign Bond Fund

811-04651	John Hancock Income Fund

811-21416	John Hancock Tax-Advantaged Dividend Income Fund

811-22056	John Hancock Tax-Advantaged Global Shareholder Yield Fund

811-05079	John Hancock Massachusetts Tax-Free Income Fund (no longer in operation)

811-05079	John Hancock New York Tax-Free Income Fund (no longer in operation)